EXHIBIT (i)

Pitney Bowes Inc. Directors’ Stock Plan

Amendment Number 2, effective as of May 1, 2007:

Section 4 of the Pitney Bowes Inc. Directors’ Stock Plan was amended to increase, effective May 1, 2007, the number of restricted shares of Common Stock awarded to Eligible Directors of the Company. Section 4, as amended, is reproduced here in its entirety:

4. AWARDS OF RESTRICTED STOCK: Each Eligible Director then serving as a director of the Company shall receive an annual award of 2200 restricted shares of Common Stock on the date of the first meeting of directors after each annual stockholders’ meeting; provided, however, that an Eligible Director who joins the Board after such date shall receive a partial award of restricted shares of Common Stock that is prorated by multiplying 2200 by a fraction the numerator of which is the number of days remaining in the 12 month period beginning on the date following the annual stockholders’ meeting and the denominator of which is 365. Fractional shares shall not be issued to Eligible Directors. A whole number of shares shall be determined by rounding each fractional share to the next highest whole number.

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